Exhibit 99.(II)

---------------------------------
[SEAL] Republica de Panama
       SUPERINTENDENCIA DE BANCOS
---------------------------------

                                BALANCE SHEETS *
                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
                                  IN BALBOAS **

                                           Year 2001       January 2002     February 2002       March 2002
LIQUID ASSETS .....................       559,215,242       653,768,019       600,188,604       625,875,065
 A.- LOCAL DEPOSITS ...............           187,152           230,970        12,491,287        10,270,865
   DEMAND .........................           187,152           230,970           291,287           270,865
   TIME ...........................                --                --        12,200,000        10,000,000
 B.- FOREIGN DEPOSITS .............       558,002,884       653,316,339       587,601,493       615,260,077
   DEMAND .........................        32,602,884        44,716,339         5,101,493         2,760,077
   TIME ...........................       525,400,000       608,600,000       582,500,000       612,500,000
 C.- OTHERS .......................         1,025,204           220,709            95,823           344,121
CREDIT PORTFOLIO ..................     4,611,552,819     4,277,250,819     4,136,941,765     3,547,589,333
   LOCAL ..........................       666,349,575       600,406,304       587,514,188       314,301,017
   FOREIGN ........................     3,945,203,244     3,676,844,515     3,549,427,577     3,233,288,316
INVESTMENT SECURITIES .............       395,097,086       393,410,508       345,127,982       580,182,914
   LOCAL ..........................        14,821,029        14,873,470         9,915,175         4,944,350
   FOREIGN ........................       380,276,057       378,537,038       335,212,807       575,238,564
OTHER ASSETS ......................       168,260,872       156,928,240       120,294,233       107,275,809
   LOCAL ..........................        19,166,721        12,197,176         9,848,007         9,155,491
   FOREIGN ........................       149,094,151       144,731,064       110,446,226        98,120,318
 TOTAL ASSETS .....................     5,734,126,023     5,481,357,591     5,202,552,589     4,860,923,126
DEPOSITS ..........................     1,314,867,337     1,138,615,466       949,719,207       696,426,333
   LOCAL ..........................       194,579,648       139,918,650       116,335,949        75,844,519
      GOVERNMENT ..................                --                --                --                --
      CUSTOMERS ...................         4,048,080         4,053,678         4,059,665            43,558
   DEMAND .........................         4,005,262         4,010,860         4,016,107                --
   TIME ...........................            42,818            42,818            43,558            43,558
   SAVINGS ........................                --                --                --                --
      FROM BANKS ..................       190,531,566       135,864,970       112,276,283        75,800,961
   DEMAND .........................        33,896,332        15,154,094        13,236,628        18,466,682
   TIME ...........................       156,635,234       120,710,876        99,039,655        57,334,279
   FOREIGN ........................     1,120,287,689       998,696,816       833,383,258       620,581,814
      CUSTOMERS ...................        14,705,832         9,672,352        48,866,893        50,733,351
   DEMAND .........................         1,995,410         1,981,808         4,171,686         1,173,113
   TIME ...........................        12,710,422         7,690,544        44,695,207        49,560,238
    SAVINGS .......................                --                --                --                --
      FROM BANKS ..................     1,105,581,855       989,024,461       784,516,363       569,848,461
   DEMAND .........................        29,062,558        22,798,785        71,879,847        24,414,022
   TIME ...........................     1,076,519,297       966,225,676       712,636,516       545,434,439
BORROWINGS ........................     3,597,484,945     3,529,423,135     3,455,736,734     3,369,919,000
   LOCAL ..........................        96,400,000       111,400,000       136,800,000       126,800,000
   FOREIGN ........................     3,501,084,945     3,418,023,135     3,318,936,734     3,243,119,000
OTHER LIABILITIES .................       312,017,223       299,813,345       283,123,437       285,731,217
   LOCAL ..........................        22,400,364        24,410,988        20,325,372        13,446,563
   FOREIGN ........................       289,616,859       275,402,357       262,798,065       272,284,654
STOCKHOLDERS'EQUITY ...............       509,756,513       513,505,643       513,973,209       508,846,571
   CAPITAL ........................       208,271,990       208,321,348       208,321,348       208,321,348
   RESERVES AND RETAINED EARNINGS .       301,484,522       305,184,293       305,651,858       300,525,220
LIABILITIES + STOCKHOLDERS'EQUITY .     5,734,126,023     5,481,357,592     5,202,552,589     4,860,923,125

                                            April 2002         May 2002          June 2002           July 2002
LIQUID ASSETS .....................         676,360,070       560,982,073        509,262,480         438,889,945
 A.- LOCAL DEPOSITS ...............          25,458,020        10,381,589         10,961,746             453,389
   DEMAND .........................             458,020           381,589            961,746             453,389
   TIME ...........................          25,000,000        10,000,000         10,000,000                  --
 B.- FOREIGN DEPOSITS .............         650,728,325       550,435,691        498,112,745         438,356,655
   DEMAND .........................           2,328,325         1,335,691          4,812,745           8,956,655
   TIME ...........................         648,400,000       549,100,000        493,300,000         429,400,000
 C.- OTHERS .......................             173,723           164,793            187,989              79,901
CREDIT PORTFOLIO ..................       3,412,267,716     3,199,583,202      3,052,576,556       2,852,352,040
   LOCAL ..........................         407,918,743       322,913,337        321,188,356         324,324,396
   FOREIGN ........................       3,004,348,973     2,876,669,865      2,731,388,200       2,528,027,644
INVESTMENT SECURITIES .............         442,319,499       468,183,817        413,391,280         389,350,979
   LOCAL ..........................           4,960,100         4,976,375          4,992,125                  --
   FOREIGN ........................         437,359,399       463,207,442        408,399,155         389,350,979
OTHER ASSETS ......................         107,810,362       133,572,005        101,369,187          82,987,290
   LOCAL ..........................           9,444,289        11,829,919         10,955,665           8,797,945
   FOREIGN ........................          98,366,073       121,742,086         90,413,521          74,189,345
 TOTAL ASSETS .....................       4,638,757,651     4,362,321,098      4,076,599,503       3,763,580,253
DEPOSITS ..........................         762,196,310       600,100,376        560,978,537         452,101,632
   LOCAL ..........................          58,621,198        46,437,221         62,687,188         284,183,446
      GOVERNMENT ..................                  --                --                 --         245,285,111
      CUSTOMERS ...................                  --                --                 --                  --
   DEMAND .........................                  --                --                 --                  --
   TIME ...........................                  --                --                 --                  --
   SAVINGS ........................                  --                --                 --                  --
      FROM BANKS ..................          58,621,197                --                 --          38,898,335
   DEMAND .........................          14,793,765                --                 --          12,438,565
   TIME ...........................          43,827,432                --                 --          26,459,770
   FOREIGN ........................         703,575,112       553,663,156        498,291,349         167,918,186
      CUSTOMERS ...................          60,732,754                --                 --           3,003,650
   DEMAND .........................           1,172,516                --                 --                  --
   TIME ...........................          59,560,238                --                 --           3,003,650
    SAVINGS .......................                  --                --                 --                  --
      FROM BANKS ..................         642,842,356                --                 --         164,914,535
   DEMAND .........................          53,594,158                --                 --           8,782,485
   TIME ...........................         589,248,198                --                 --         156,132,050
BORROWINGS ........................       3,067,440,500     2,957,804,250      2,737,819,614       2,563,593,161
   LOCAL ..........................          95,900,000        93,600,000         94,100,000          74,100,000
   FOREIGN ........................       2,971,540,500     2,864,204,250      2,643,719,614       2,489,493,161
OTHER LIABILITIES .................         301,092,980       340,593,150        578,907,347         550,795,735
   LOCAL ..........................          22,209,980        33,676,418         14,664,779          39,271,088
   FOREIGN ........................         278,883,000       306,916,731        564,242,567         511,524,647
STOCKHOLDERS'EQUITY ...............         508,027,859       463,823,322        198,894,006         197,089,725
   CAPITAL ........................         208,321,348       207,864,919        207,830,177         205,841,717
   RESERVES AND RETAINED EARNINGS .         299,706,510       255,958,402         (8,936,171)         (8,751,991)
LIABILITIES + STOCKHOLDERS'EQUITY .       4,638,757,651     4,362,321,098      4,076,599,503       3,763,580,253

*     Includes only Panama-New York accounts.

**    Monetary unit at par and equivalent with US$ dollars.

This is a free translation from the original version in the Spanish language, taken from the monthly publication of the Republica de Panama Superintendencia de Bancos (website: http://www.superbancos.gob.pa).

---------------------------------
[SEAL] Republica de Panama
       SUPERINTENDENCIA DE BANCOS
---------------------------------

                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
                             STATEMENTS OF INCOME *
                               JANUARY - JULY 2002
                                 (In Balboas) **

------------------------------------------------------------------------------------------------------------------------------------
               ACCOUNTS                              JANUARY          FEBRUARY        MARCH          I QUARTER            APRIL
------------------------------------------------------------------------------------------------------------------------------------
A. Interest Income                                  20,774,868        15,245,124    17,521,080        53,541,072        15,235,760
------------------------------------------------------------------------------------------------------------------------------------
A.1 Loans                                           17,619,803        12,436,456    14,667,499        44,723,758        12,782,616
------------------------------------------------------------------------------------------------------------------------------------
A.2 Deposits                                           988,564           894,551       871,393         2,754,508           938,325
------------------------------------------------------------------------------------------------------------------------------------
A.3 Investments                                      2,166,500         1,914,117     1,982,187         6,062,804         1,514,818
------------------------------------------------------------------------------------------------------------------------------------
A.4 Leases                                                   0                 0             0                 0                 0
------------------------------------------------------------------------------------------------------------------------------------
A.5 Other                                                    0                 0             0                 0                 0
------------------------------------------------------------------------------------------------------------------------------------
B. Operating Expenses                               12,477,315        10,331,045    10,349,972        33,158,332         9,410,688
------------------------------------------------------------------------------------------------------------------------------------
B.1 Interest expense                                12,383,080        10,242,708    10,252,419        32,878,207         9,315,240
------------------------------------------------------------------------------------------------------------------------------------
B.2 Commissions                                         94,234            88,336        97,552           280,122            95,448
------------------------------------------------------------------------------------------------------------------------------------
C. Net Interest Income                               8,297,553         4,914,080     7,171,108        20,382,741         5,825,071
------------------------------------------------------------------------------------------------------------------------------------
D. Other Income                                       -516,710          -666,552     3,915,386         2,732,124        -1,516,495
------------------------------------------------------------------------------------------------------------------------------------
D.1 Commissions                                      1,235,491           817,247       876,717         2,929,455           898,248
------------------------------------------------------------------------------------------------------------------------------------
D.2 Foreign currency operations                     -1,752,201        -1,483,799     3,038,669          -197,331        -2,414,743
------------------------------------------------------------------------------------------------------------------------------------
D.3 Dividends                                                0                 0             0                 0                 0
------------------------------------------------------------------------------------------------------------------------------------
D.4 Other Income                                             0                 0             0                 0                 0
------------------------------------------------------------------------------------------------------------------------------------
E. Operating Income                                  7,780,843         4,247,528    11,086,494        23,114,865         4,308,576
------------------------------------------------------------------------------------------------------------------------------------
F. General Expenses                                  1,601,297         1,457,528     1,489,605         4,548,430         1,826,536
------------------------------------------------------------------------------------------------------------------------------------
F.1 Administrative expenses                          1,225,489           996,477       994,052         3,216,018           962,036
------------------------------------------------------------------------------------------------------------------------------------
F.2 General expenses                                   182,022           272,871       289,989           744,882           388,095
------------------------------------------------------------------------------------------------------------------------------------
F.3 Depreciation                                       113,080           101,855       114,545           329,480           109,502
------------------------------------------------------------------------------------------------------------------------------------
F.4 Other expenses                                      80,706            86,325        91,019           258,050           366,903
------------------------------------------------------------------------------------------------------------------------------------
G. Earnings before provision for loan losses         6,179,546         2,790,000     9,596,889        18,566,435         2,482,040
------------------------------------------------------------------------------------------------------------------------------------
H. Provision for loan losses                         2,500,000         2,500,000    15,000,000        20,000,000         3,050,000
------------------------------------------------------------------------------------------------------------------------------------
I. Net Income at the end of period                   3,679,543           289,998    -5,403,111        -1,433,570          -567,960
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
               ACCOUNTS                           MAY             JUNE        II QUARTER       JULY       III QUARTER   YEAR TO DATE
------------------------------------------------------------------------------------------------------------------------------------
A. Interest Income                              15,643,333       4,939,532     35,818,625    13,194,940    13,194,940    102,554,638
------------------------------------------------------------------------------------------------------------------------------------
A.1 Loans                                       13,191,440       3,615,177     29,589,233    10,331,404    10,331,404     84,644,395
------------------------------------------------------------------------------------------------------------------------------------
A.2 Deposits                                       921,882         758,584      2,618,792       751,506       751,506      6,124,806
------------------------------------------------------------------------------------------------------------------------------------
A.3 Investments                                  1,530,011         565,771      3,610,600     2,112,030     2,112,030     11,785,434
------------------------------------------------------------------------------------------------------------------------------------
A.4 Leases                                               0               0              0             0             0              0
------------------------------------------------------------------------------------------------------------------------------------
A.5 Other                                                0               0              0             0             0              0
------------------------------------------------------------------------------------------------------------------------------------
B. Operating Expenses                            9,223,983       8,047,420     26,682,091     7,807,630     7,807,630     67,648,053
------------------------------------------------------------------------------------------------------------------------------------
B.1 Interest expense                             9,023,553       7,918,261     26,257,055     7,652,240     7,652,240     66,787,502
------------------------------------------------------------------------------------------------------------------------------------
B.2 Commissions                                    200,430         129,159        425,037       155,390       155,390        860,549
------------------------------------------------------------------------------------------------------------------------------------
C. Net Interest Income                           6,419,350      -3,107,888      9,136,533     5,387,310     5,387,310     34,906,585
------------------------------------------------------------------------------------------------------------------------------------
D. Other Income                                    128,116        -548,119     -1,936,498    -4,145,676    -4,145,676     -3,350,050
------------------------------------------------------------------------------------------------------------------------------------
D.1 Commissions                                  1,084,416         462,690      2,445,354       528,776       528,776      5,903,586
------------------------------------------------------------------------------------------------------------------------------------
D.2 Foreign currency operations                   -956,300      -1,010,810     -4,381,853    -4,674,453    -4,674,453     -9,253,636
------------------------------------------------------------------------------------------------------------------------------------
D.3 Dividends                                            0               0              0             0             0              0
------------------------------------------------------------------------------------------------------------------------------------
D.4 Other Income                                         0               0              0             0             0              0
------------------------------------------------------------------------------------------------------------------------------------
E. Operating Income                              6,547,466      -3,656,007      7,200,035     1,241,634     1,241,634     31,556,534
------------------------------------------------------------------------------------------------------------------------------------
F. General Expenses                              2,540,481      53,082,806     57,449,824     1,516,542     1,516,542     63,514,796
------------------------------------------------------------------------------------------------------------------------------------
F.1 Administrative expenses                      1,839,332         942,187      3,743,555     1,027,234     1,027,234      7,986,807
------------------------------------------------------------------------------------------------------------------------------------
F.2 General expenses                               365,953         194,455        948,504       278,338       278,338      1,971,724
------------------------------------------------------------------------------------------------------------------------------------
F.3 Depreciation                                   108,267         108,761        326,530       111,667       111,667        767,677
------------------------------------------------------------------------------------------------------------------------------------
F.4 Other expenses                                 226,929      51,837,404     52,431,236        99,302        99,302     52,788,588
------------------------------------------------------------------------------------------------------------------------------------
G. Earnings before provision for loan losses     4,006,985     -56,738,814    -50,249,789      -274,908      -274,908    -31,958,261
------------------------------------------------------------------------------------------------------------------------------------
H. Provision for loan losses                     4,300,000     244,420,684    251,770,684             0             0    271,770,684
------------------------------------------------------------------------------------------------------------------------------------
I. Net Income at the end of period                -293,015    -301,159,497   -302,020,472      -274,908      -274,908   -303,728,950
------------------------------------------------------------------------------------------------------------------------------------

*     Includes only Panama-New York accounts.

**    Monetary unit at par and equivalent with US$ dollars.

This is a free translation from the original version in the Spanish language, taken from the monthly publication of the Republica de Panama Superintendencia de Bancos (website: http://www.superbancos.gob.pa).